Exhibit A

Ceragon Expands its Multi-Vendor Wireless Portfolio with Sub-

6 GHz Solutions, Strengthening its End-to-

End Connectivity Offering

Collaboration with RADWIN, as one of its sub-6 GHz partners, broadens Ceragon's ability to support service providers and private network customers with complementary wireless technologies.

Rosh Ha'ain, Israel, November 3, 2026 – Ceragon (NASDAQ: CRNT), a leading solutions provider of end-to-end wireless connectivity, today announced that it is expanding its portfolio into sub-6 GHz wireless access through a new collaboration with RADWIN. Under the terms of the collaboration, Ceragon will serve as a global solution provider of RADWIN's sub-6 GHz offerings, complementing its existing microwave and millimeter-wave connectivity portfolio. The expansion supports Ceragon’s broader strategy to provide customers with a more complete range of wireless solutions, from transport to access.

RADWIN specializes in advanced wireless access technologies, particularly high-capacity, long-range connectivity, and beamforming in challenging RF environments. With the addition of RADWIN’s sub-6 GHz access solutions, Ceragon can address a wider range of network requirements, supporting applications from business broadband to video surveillance, industrial connectivity, and critical infrastructure. For service providers and private network operators, this means greater flexibility to choose the right wireless technology for different coverage, capacity, and deployment needs, while working with a single partner.

For customers and channel partners, the expanded portfolio means:

•	Simpler sourcing and procurement. Customers and channel partners can access a broader range of wireless solutions through Ceragon, reducing the complexity of working with multiple suppliers.

•	A path toward unified network management. Ceragon is developing a multi-vendor network management strategy to provide greater visibility and control across different wireless technologies.

•	Dedicated sales and technical expertise. Ceragon has added a specialized team to accelerate go-to-market execution and support customers and partners in evaluating solutions, planning deployments, and accessing technical support.

The expanded portfolio will be available through Ceragon's global sales organization and its network of distributors and channel partners, serving service providers, wireless ISPs, utilities, enterprises, and other private network operators.

"Our customers increasingly want one partner who can help them build and manage more of their wireless network, from access to transport," said Doron Arazi, CEO of Ceragon. "By adding RADWIN's sub-6 GHz solutions to our end-to-end offering, we're giving customers more flexibility in how they design and expand their networks. This is an important step in our strategy to deliver more complete wireless solutions and serve a broader range of customer needs."

Ceragon will be present at WISPAPALOOZA in Las Vegas, November 2-5, at booth #902 to answer further questions.

About Ceragon

Ceragon (NASDAQ: CRNT) is the global innovator and leading solutions provider of end-to-end wireless connectivity, specializing in transport, access, and AI-powered managed & professional services. Through our commitment to excellence, we empower customers to elevate operational efficiency and enrich the quality of experience for their end users.

Our customers include service providers, utilities, public safety organizations, government agencies, energy companies, and more, who rely on our wireless expertise and cutting-edge solutions for 5G & 4G broadband wireless connectivity, mission-critical services, and an array of applications that harness our ultra-high reliability and speed. Ceragon solutions are deployed by more than 600 service providers, as well as more than 1,600 private network owners, in more than 130 countries. Through our innovative, end-to-end solutions, covering hardware, software, and managed & professional services, we enable our customers to embrace the future of wireless technology with confidence, shaping the next generation of connectivity and service delivery. Ceragon delivers extremely reliable, fast to deploy, high-capacity wireless solutions for a wide range of communication network use cases, optimized to lower TCO through minimal use of spectrum, power, real estate, and labor resources - driving simple, quick, and cost-effective network modernization and positioning Ceragon as a leading solutions provider for the “connectivity everywhere” era.

For more information please visit: www.ceragon.com

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON® is a trademark of Ceragon, registered in various countries. Other names mentioned are owned by their respective holders.

Safe Harbor

This press release contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon’s management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include, but are not limited to, statements regarding: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, supply chain and shipping, components availability, growth prospects, product development, financial resources, cost savings and other financial and market matters. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” or the negative of such terms, or other comparable terminology, although not all forward-looking statements contain these identifying words.

Although we believe that the projections reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations therefrom will not be material. Such forward-looking statements involve known and unknown risks and uncertainties that may cause Ceragon’s future results or performance to differ materially from those anticipated, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: Company's forward-looking forecasts, with respect to which there is no assurance that such forecasts will materialize; Company's ability to future plan, business, marketing and product strategies on the forecasted evolution of the market developments, such as market and territory trends, future use cases, business concepts, technologies, future demand, and necessary inventory levels; the effects of fluctuations in currency exchange rates between the currencies in which we operate; the effects of global economic trends, including recession, rising inflation, rising interest rates, commodity price increases and fluctuations, commodity shortages and exposure to economic slowdown; risks related to the war situation in Israel and the escalation of hostilities in the Middle East; risks associated with delays in the transition to 5G technologies and in the 5G rollout; risks relating to the concentration of our business on a limited number of large mobile operators and the fact that the significant weight of their ordering, compared to the overall ordering by other customers, coupled with inconsistent ordering patterns, could negatively affect us; risks resulting from the volatility in our revenues, margins and working capital needs; disagreements with tax authorities regarding tax positions that we have taken could result in increased tax liabilities; the high volatility in the supply needs of our customers, which from time to time lead to delivery issues and may lead to us being unable to timely fulfil our customer commitments; risks relating to the conversion of bookings into revenues, that may be adversely affected by changes in customer requirements, evolving needs, or deployment timelines, order cancellations or modifications, or macroeconomic conditions; and such other risks, uncertainties and other factors that could affect our results of operation, as further detailed in Ceragon's most recent Annual Report on Form 20-F, as published on April 15, 2026, as well as other documents that may be subsequently filed by Ceragon from time to time with the Securities and Exchange Commission.

We caution you not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Ceragon does not assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release unless required by law.

While we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. In addition, any forward-looking statements represent Ceragon’s views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. Ceragon does not assume any obligation to update any forward-looking statements unless required by law.

Ceragon’s public filings are available on the Securities and Exchange Commission’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.

Investor Contact:

Rob Fink

FNK IR

1+646-809-4048

Joey Delahoussaye

FNK IR

1+312-809-1087

crnt@fnkir.com